UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  ☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

  ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2010 and 2009
and Supplemental Schedule as of December 31, 2010

Contents

*       All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Alliance Data
Systems Corporation, Compensation Committee of
the Board of Directors and Plan Administrator
of the Alliance Data Systems 401(k) and
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 28, 2011

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:

Investments at fair value	$257,994,403	$222,717,974

Cash	1,036,652	856,294

Receivable for contributions:
Employer	3,110,357	460,413
Participants	363,392	256,153

Total contributions receivable	3,473,749	716,566

Notes receivable from participants, net of allowance for defaulted loans	4,551,857	4,154,972
Due from brokers	112,801	1,098,194
Accrued fees	55,928	53,815

Total assets	267,225,390	229,597,815

Liabilities:

Administrative fees payable	45,254	45,062
Due to broker	1,020,278	1,083,658

Total liabilities	1,065,532	1,128,720

Net assets reflecting investments at fair value	266,159,858	228,469,095

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,024,988)	(254,038)

Net assets available for benefits	$265,134,870	$228,215,057

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009

	2010	2009
Additions:

Investment income:
Net appreciation in fair value of investments	$21,414,553	$39,496,160
Mutual funds’ earnings	4,359,808	3,610,202
Dividends	54,298	44,225
Fee income	637,909	646,841

Total investment income	26,466,568	43,797,428

Interest on notes receivable from participants	283,249	286,209

Contributions:
Employer	11,484,097	8,375,645
Participants	18,328,152	16,391,769
Rollovers	2,804,760	841,668

Total contributions	32,617,009	25,609,082

Total additions	59,366,826	69,692,719

Deductions:

Distributions to participants	22,890,579	23,929,374
Administrative expenses	621,773	598,938

Total deductions	23,512,352	24,528,312

Net increase prior to transfers	35,854,474	45,164,407

Net transfers into plan	1,065,339	-

Net increase	36,919,813	45,164,407

Net assets available for benefits:
Beginning of year	228,215,057	183,050,650

End of year	$265,134,870	$228,215,057

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.     Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the "Employer"). Employees of the Employer that are 21 years of age or more are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions

Employer’s Contributions

The Employer may authorize a discretionary profit sharing contribution (“Profit Sharing Contribution”) for eligible classes of employees, which will be a specified percentage of the participant’s compensation and may be integrated with Social Security to the extent permitted under the Internal Revenue Code (“Code”). To be eligible a participant must not have separated from service as of the end of the Plan year unless due to death, total and permanent disability, or retirement on or after normal retirement age. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2010 and 2009 was $245,000.

The Profit Sharing Contribution for the year ended December 31, 2010 was $3,133,846. The Employer did not authorize a Profit Sharing Contribution for the year ended December 31, 2009. The employees of Epsilon were excluded from the Profit Sharing Contribution for the year ended December 31, 2010.

The Employer will provide a 100% matching contribution on the first 3% and 50% on the next 2% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, which ever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and compensation for the Plan year.

Participant’s Voluntary Contributions

A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 85% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Code adjusted annually ($16,500 at December 31, 2010 and 2009). Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $5,500 for the Plan years ended December 31, 2010 and 2009.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.     Description of the plan (continued)

Investment options

The participants direct the investment of their own and the Employer’s contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds, one common collective trust, self directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment options.

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. Allocations are based on the participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.

A summary of vesting percentages relating to Employer's matching contributions provided prior to December 31, 2004 follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

A summary of vesting percentages relating to the Employer’s Profit Sharing Contributions follows:

For all associates employed as of or subsequent to January 1, 2007:

Years of vested service	Percentage
Less than 3 years	0%
3 years	100

For all associates terminated prior to January 1, 2007:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.     Description of the Plan (continued)

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may elect a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

Amounts allocated to participants withdrawn from the Plan

There were $100,579 and $909,162 allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2010 and 2009, respectively.

Forfeitures

Forfeitures are used to reduce the Employer contributions. Forfeitures of $619,386 and $93,215 were used to reduce contributions for the years ended December 31, 2010 and 2009, respectively. There were no unused forfeitures at December 31, 2010 and $249,335 at December 31, 2009.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.     Description of the plan (continued)

Expenses

Expenses of the Plan are deducted from participants’ accounts as follows:
1) participant fee from $6.50 to $6.92 each month, 2) a $50 loan origination fee that is withheld from a loan check and a $2 per month maintenance fee, 3) the lesser of $35 or 10% of their vested account for distributions, and 4) a fee of $100 per year if the participant uses the self directed brokerage option.

The investment funds pay certain administrative fees to the Plan’s trustee by crediting the Plan’s trust accounts, from which the Plan’s trustee subsequently withdraws such fee payments. Fees passed through the Plan’s trust accounts in this manner were $637,909 and $646,841 for the years ended December 31, 2010 and 2009, respectively, and are reported in the Plan’s financial statements as administrative expenses and as fee income.

Expenses and fees, excluding those paid directly, have been reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets are added to the cost of investments purchased or deducted from the proceeds of investments sold.

Net transfers into the Plan

Effective November 1, 2009, the Plan was amended to include the Charming Shoppes Receivables Corporation (“Charming”) as an employing company. The employees of Charming have become participants due to a recent corporate transaction and will receive credit for service credited to them under their prior employer’s plan for the purposes of eligibility and vesting. The assets relating to this amendment were transferred into the plan effective January 1, 2010.

2.     Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2.     Summary of accounting policies (continued)

Net appreciation in fair value of investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

New accounting pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and required a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis, with implementation delayed until 2011. The guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. The adoption of this guidance affected disclosures only and did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09 to amend ASC Subtopic 855, Subsequent Events, to not require disclosure of the date through which management evaluated subsequent events in the financial statements for either originally issued financial statements or reissued financial statements for U.S. Securities and Exchange Commission (“SEC”) registrants.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

New accounting pronouncements (continued)

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,(ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $105,571 and $112,684 has been recorded for December 31, 2010 and 2009, respectively, with the change recorded under distributions.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts, which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

The Charles Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.     Fair value measurements

ASC Subtopic 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Unit investment trusts:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the Net Asset Value (“NAV”) of shares held at the closing price reported in an active market on which the funds are traded.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.     Fair value measurements (continued)

Stable value common collective trust: Valued at the respective NAV as reported by such trust, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The stable value invests primarily in investment contracts issued by insurance companies, banks and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. See Note 5 “Restrictions” below.

Other common collective trusts: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds.

Government obligations:  All U.S. government obligations were valued at the closing price reported on a less than active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.     Fair value measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010 and 2009:

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Large value	$46,293,926	$-	$-	$46,293,926
Foreign large blend	38,798,681	-	-	38,798,681
Large growth	36,955,697	-	-	36,955,697
Intermediate term bond	35,086,217	-	-	35,086,217
Large blend	19,659,579	-	-	19,659,579
Small value	17,253,054	-	-	17,253,054
Small growth	9,236,054	-	-	9,236,054
Other	1,477,067	-	-	1,477,067
Total mutual funds	204,760,275	-	-	204,760,275

Common stocks
Finance	9,885,593	-	-	9,885,593
Other	1,884,543	-	-	1,884,543
Total common stocks	11,770,136	-	-	11,770,136

Unit investment trusts	675,974	-	-	675,974
Government obligations	-	15,655	-	15,655
Stable value fund	-	40,726,601	-	40,726,601
Total	$217,206,385	$40,742,256	$-	$257,948,641	*

* Excludes certificates of deposit of $45,762 held under the self-directed brokerage accounts which are not subject to ASC 820.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.     Fair value measurements (continued)

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Small value	$13,538,293	$-	$-	$13,538,293
Large value	38,687,028	-	-	38,687,028
Large growth	31,687,067	-	-	31,687,067
Large blend	17,411,071	-	-	17,411,071
Foreign large blend	33,280,121	-	-	33,280,121
Intermediate term bond	31,314,168	-	-	31,314,168
Small growth	6,964,070	-	-	6,964,070
Other	321,452	-	-	321,452
Total mutual funds	173,203,270	-	-	173,203,270

Common stocks
Finance	9,302,827	-	-	9,302,827
Other	1,685,967	-	-	1,685,967
Total common stocks	10,988,794	-	-	10,988,794

Common collective trusts
Stable value fund	-	36,830,388	-	36,830,388
Other	-	19,641	-	19,641
Total common collective trusts	-	36,850,029	-	36,850,029

Unit investment trusts	574,457	-	-	574,457
Total	$184,766,521	$36,850,029	$-	$221,616,550	*

* Excludes cash and certificates of deposit of $1,101,424 held under the self-directed brokerage accounts which are not subject to ASC 820

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

4.     Investments

Charles Schwab Trust Company, as trustee of the Plan, holds the Plan’s investments.

The following table presents balances for 2010 and 2009 for the Plan’s current investments. Investments that represent five percent or more of the Plan’s net assets and Employer Securities are separately identified.

	2010	2009
Investments at fair value as determine by:
Quoted Market price
Common stock
Alliance Data Systems Corporation	$9,857,330	$9,278,224
Other	1,912,806	1,710,570
Shares of registered investment companies
Dodge & Cox Stock Fund	46,222,324	38,635,424
American Funds EuroPacific Growth Fund	38,798,681	33,280,121
American Funds Growth Fund of America	36,936,621	31,599,060
Pimco Total Return Fund	35,086,217	31,314,168
Columbia Small Cap Value Fund	17,240,136	13,538,293
Vanguard Institutional Index Fund	16,474,677	14,320,259
Other	14,001,619	10,515,945
	216,530,411	184,192,064
Estimated fair value
Units in common collective trust
Charles Schwab Stable Value Fund	40,726,601	36,830,388
Other	-	19,641
Certificates of deposits and cash	45,762	1,101,424
Government obligations	15,655	-
Unit investment trusts	675,974	574,457
	41,463,992	38,525,910
	$257,994,403	$222,717,974

During 2010 and 2009, the Plan’s investments (including investments bought, sold, and held during each year) appreciated as follows:

	2010	2009
Shares of registered investment companies	$19,127,244	$35,179,278
Common stock	1,392,089	3,166,799
Common collective trust	909,952	1,072,854
Unit investment trust	(14,732)	77,229
Net change in fair value	$21,414,553	$39,496,160

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

5.     Restrictions

The declaration of trust for the Charles Schwab Stable Value Fund (the “Fund”) contains the following restrictions:

a.	Upon notification from the Employer of its intention to totally or partially withdraw from the Fund, a waiting period of one year is required prior to liquidation.
b.	Upon a participant’s request for a distribution permitted under the terms of the Plan, the trustee of the Fund has up to thirty days to process the request.

As of December 31, 2010, the Employer has not requested a total or partial withdrawal.

6.     Tax status

The Plan obtained its latest determination letter on January 6, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examination for years prior to 2007.

7.     Plan administration

A committee comprised of members appointed by the board of directors of the Employer administers the Plan.

8.     Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

9.     Party-in-interest

As of December 31, 2010 and 2009, the Plan’s investment portfolio includes an investment in the common stock of Alliance Data Systems Corporation, a party-in-interest to the Plan.

The Plan has contracts with Schwab Retirement Plan Services Company, a third party administrator, and Charles Schwab Trust Company, trustee, both of which are affiliates of The Charles Schwab Corporation and receive fees for which the Plan is charged.

10.   Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$265,134,870	$228,215,057
Amounts allocated to withdrawing participants	(100,579)	(909,162)
Adjustment from fair value to contract value	1,024,988	254,038
Net assets available for benefits per Form 5500	$266,059,279	$227,559,933

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2010
Benefit payments per the financial statements	$22,890,579
Amounts allocated to withdrawing participants
At December 31, 2010	100,579
At December 31, 2009	(909,162)
Reserves for defaulted loans
At December 31, 2010	(105,571)
At December 31, 2009	112,684
Benefit payments per Form 5500	$22,089,109

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to Form 5500:

2010

Net increase in net assets prior to transfers per the financial statements	$35,854,474
Change in adjustment from fair value to contract value	770,950
Change in amounts allocated to withdrawing participants	808,583
Net income per Form 5500	$37,434,007

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498  Plan #001
Schedule H, Line 4i
Schedule of Assets Held at End of Year
December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1) Cost	Current Value

*	Alliance Data Systems Corporation	Common stock – 138,777 shares		$9,857,330

	Dodge & Cox Stock Fund	Mutual fund – 428,938 shares		46,222,324

	American Funds EuroPacific Growth Fund	Mutual fund – 937,846 shares		38,798,681

	American Funds Growth Fund of America	Mutual fund – 1,213,424 shares		36,936,621

	Pimco Total Return Fund	Mutual fund – 3,233,753 shares		35,086,217

	Columbia Small Cap Value Fund	Mutual fund – 1,252,917 shares		17,240,136

	Vanguard Institutional Index Fund	Mutual fund – 143,246 shares		16,474,677

	Old Mutual Copper Rock Emerging Growth	Mutual fund – 824,911 shares		9,222,503

	Legg Mason Value Trust Fund	Mutual fund – 69,407 shares		3,058,061

	Federated Capital Reserve	Mutual fund – 611 shares		611

*	Charles Schwab Stable Value Fund	Common collective trust – 2,058,785 units		40,726,601

	Self Directed Brokerage Accounts			4,370,641

*	Participant Loans	4.22% - 10.00%	-	4,551,857

*  Represents a party-in-interest

(1)	Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 28, 2011

ALLIANCE DATA SYSTEMS 401(k) AND RETIREMENT SAVINGS PLAN

By:	/s/ Jae Lynn Rangel
Jae Lynn Rangel
Senior Vice President, Human Resources
and Member of the Benefits Administration
Committee

INDEX TO EXHIBITS

Exhibit No.	Description

* 23	Consent of Independent Registered Public Accounting Firm

  *  filed herewith